Filed by: VMware Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: EMC Corporation

Subject Company’s Commission File No.: 001-09853

Exchange Offer:

Following the official close of trading on the NYSE on the day the Offer expires, this document will provide the final calculated volume-weighted average price of EMC common stock and the actual Exchange Ratio showing the number of shares or options of VMware common stock that will be issued in exchange for each share of restricted EMC common stock or option for EMC common stock properly tendered. Promptly after the expiration of the Offer, VMware expects to accept all properly tendered restricted EMC stock and options in exchange for restricted VMware stock and options, respectively, in amounts based directly on the Exchange Ratio and pursuant to terms of the Offer.

The final calculated volume-weighted average price of EMC common stock (the "Average VWAP"), from which the resulting Exchange Ratio between EMC common stock and VMware common stock will be derived, will be determined by averaging (taking the arithmetic mean of) the daily volume-weighted average price of EMC common stock for the final two full trading days of the Exchange Offer period. The final two full trading days of the Offer (unless the Offer is extended) will be August 7, 2007 and August 8, 2007. These dates will also be referred to as the “calculation period.”

The information displayed in this document is being provided solely for eligible employees of VMware and its subsidiaries in connection with the Exchange Offer and should not be used for any other purpose. Please refer to the Exchange Offer Prospectus – Offer to Exchange for the comprehensive details about the Exchange Offer. Copies of the Exchange Offer Prospectus – Offer to Exchange, the letter of transmittal for the Offer and the form of notice of withdrawal for the Offer have been made available to all eligible employees.

Indicative Number of Shares to be Received:

Figures in the below examples have been rounded for presentation purposes.

The below table sets forth an example of what the Exchange Ratio would be at a range of different hypothetical Average VWAPs and IPO Prices. The Exchange Ratio represents the portion of a share of VMware common stock subject to a VMware Option that you would receive for each share of EMC common stock subject to an EMC Option that you exchange and, alternatively, the portion of a share of VMware Restricted Stock that you would receive for each share of EMC Restricted Stock that you exchange.

EXCHANGE RATIO EXAMPLE

	AVERAGE VWAP
IPO Price	$15	$16	$17	$18	$19	$20
$26	0.5769	0.6154	0.6538	0.6923	0.7308	0.7692
$25	0.6000	0.6400	0.6800	0.7200	0.7600	0.8000
$24	0.6250	0.6667	0.7083	0.7500	0.7917	0.8333
$23	0.6522	0.6957	0.7391	0.7826	0.8261	0.8696
$22	0.6818	0.7273	0.7727	0.8182	0.8636	0.9091

The following formula will be used to calculate the number of shares or options of VMware that each tendering shareholder will receive for restricted stock or options of EMC tendered and accepted in the Exchange Offer:

# of VMware		# of EMC
Options/shares of		Options/shares		Actual Average VWAP
VMware Restricted	=	of Restricted	x
Stock to be		Stock tendered		Actual IPO Price
received

See the below calculation as an example for determining the number of VMware shares or options to be received by a tendering holder. Using an assumed Average VWAP of EMC common stock equal to $17.3550 and an assumed VMware IPO Price of $24.00, the indicative number of shares of VMware restricted stock/options to purchase VMware common stock that a tendering holder would receive for 100 shares of EMC restricted stock/options to purchase EMC common stock tendered would be 72.

		100 shares of		$17.3550
72	=	EMC	x
				$24.00

The volume-weighted average price of EMC common stock for each day (the “Daily VWAP”) will be based on the price of EMC shares traded on the New York Stock Exchange for the period beginning at 9:30 AM, New York City time (or such as is the official open of trading on the NYSE), and ending at 4:00 PM, New York City time (or such as is the official close of trading on the NYSE), except that, on the two trading days preceding the last day of the originally contemplated exchange offer period, the data based on which the VWAP is determined will only take into account any adjustments made to reported trades included by 4:10 PM, New York City time, on each day. The Daily VWAP will be calculated using the default criteria for the function known as “Bloomberg VWAP” of the AQR function for EMC common stock on the automated quote and analytical system distributed by Bloomberg Financial LP. Volume-weighted average price is calculated by adding up the dollars traded for every transaction executed (price multiplied by number of shares traded) and dividing by the total number of shares traded for the day.

For EMC Options tendered in the exchange, the per-share exercise price of each VMware Option to be received will be the exercise price of the original EMC Option divided by the Exchange Ratio, with the result rounded up to the nearest whole cent. For example, using the same Exchange Ratio figures as above, an employee who tenders 1,000 EMC Options granted at an original exercise price of $9.75 would be granted VMware Options at an exercise price of $13.49.

		Original Exercise		$17.3550
$13.49	=	Price of $9.75	/
				$24.00

The actual Average VWAP will be made available here following the expiration of the Offer. Until that time, the up-to-date indicative Average VWAP, using information from the most recent two days of trading will be listed for illustrative purposes. Please note that restricted shares and options granted in the exchange will be rounded down to the nearest share on an award-by-award basis to avoid potential adverse tax consequences to the holder.

Provided below are tables representing the most updated information on the indicative Average VWAP and the resulting Exchange Ratio based on an assumed VMware IPO Price. Further descriptions of the figures and terminology used in Tables A, B, C and D is included.

Last Updated: 8/6/2007 4:30 PM

TABLE A: CURRENT INDICATIVE PER-SHARE VALUE EMC CORPORATION (NYSE: EMC)

Offer Day	Trade Date	Market Hours	NYSE Daily VWAP
20	8/3/2007	9:30 AM—4:00 PM	18.9522
21	8/6/2007	9:30 AM—4:00 PM	18.4235
		AVG. NYSE VWAP	18.6879

TABLE B: INDICATIVE EXCHANGE RATIO

EMC AVG. NYSE VWAP	$18.6879
Assumed IPO Price	$24.0000
EXCHANGE RATIO	0.7787

TABLE C: CURRENT INDICATIVE NUMBER OF SHARES OR OPTIONS

# of EMC Shares/Options	# of VMware Shares/Options
100	77
1,000	778

TABLE D: HISTORICAL INDICATIVE CALCULATED PER-SHARE VALUE

Day	Date	Daily VWAP	Indicative Average VWAP	Assumed IPO Price	Exchange Ratio
1	7/9/2007	18.7010	—	$24.00	—
2	7/10/2007	18.6663	18.6837	$24.00	0.7785
3	7/11/2007	18.8526	18.7595	$24.00	0.7816
4	7/12/2007	19.3173	19.0850	$24.00	0.7952
5	7/13/2007	19.1072	19.2123	$24.00	0.8005
6	7/16/2007	19.2043	19.1558	$24.00	0.7982
7	7/17/2007	19.0691	19.1367	$24.00	0.7974
8	7/18/2007	19.0948	19.0820	$24.00	0.7951
9	7/19/2007	19.6364	19.3656	$24.00	0.8069
10	7/20/2007	19.4521	19.5443	$24.00	0.8143
11	7/23/2007	19.5128	19.4825	$24.00	0.8118
12	7/24/2007	19.1531	19.3330	$24.00	0.8055
13	7/25/2007	18.9946	19.0739	$24.00	0.7947
14	7/26/2007	18.4468	18.7207	$24.00	0.7800
15	7/27/2007	18.4003	18.4236	$24.00	0.7676
16	7/30/2007	18.6536	18.5270	$24.00	0.7720
17	7/31/2007	18.8754	18.7645	$24.00	0.7819
18	8/1/2007	18.8433	18.8594	$24.00	0.7858
19	8/2/2007	19.1041	18.9737	$24.00	0.7906
20	8/3/2007	18.9522	19.0282	$24.00	0.7928
21	8/6/2007	18.4235	18.6879	$24.00	0.7787
22	8/7/2007			$24.00
23	8/8/2007			$24.00

TABLE A: The indicative Average VWAP of EMC common stock based upon the most recent two trading days during the Offer.

For days 1-21 of the Offer, this table will be updated once per day after the close of the New York Stock Exchange with the Daily VWAP for the period of 9:30 am—4:00 pm, New York City time. For days 22-23 of the offer period, the intra-day VWAP will be updated hourly on a cumulative basis throughout the trading day. Therefore, on the next-to-last full trading day during the Offer (the first day of the calculation period), the actual intra-day VWAP of EMC common stock during the elapsed part of that day will be used in the calculation of the indicative Average VWAP. On the final full trading day of the Offer (the final day of the calculation period), the indicative Average VWAP calculation will use the average of the Daily VWAP of EMC common stock for the prior trading day and the actual intra-day VWAP during the elapsed portion of that final trading day.

In order to be as accurate as possible, the VWAP data for this period will take into account any adjustments made to reported trades included by 4:10pm, New York City time. While the Daily VWAP of EMC common stock, the indicative Average VWAP and Exchange Ratio information will be updated every hour during the final two-day calculation period, the information posted on the website will reflect a 20-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data imposed by the NYSE. No indicative Average VWAP or Exchange Ratio will be provided for the first day of the Exchange Offer period; as such calculated values require the Daily VWAP of EMC common stock data for two trading days during the Offer.

TABLE B: The Indicative Exchange Ratio shown is calculated by dividing the current indicative Average VWAP of EMC common stock by the Assumed VMware IPO Price. The IPO price used is equal to the mid-point of the filing range of the estimated initial offering price reflected in the Registration Statement. This Exchange Ratio represents the number of VMware shares (or options) that would be tendered for every one share (or option) of EMC common stock.

TABLE C: This shows how many shares of VMware Restricted Stock or EMC Options would be exchanged for a specified number of shares of EMC Restricted Stock or EMC Options if the indicative Average VWAP provided in TABLE A above were the actual Average VWAP of those shares at the end of the Exchange Offer. The number of shares of VMware Restricted Stock or EMC Options given in the exchange will be rounded down to the nearest whole share. Please note that there can be no assurance as to the actual VMware IPO price, which may be more than or less than the Assumed IPO Price.

TABLE D: This shows a listing of historical data for the Offer period. The table will be updated once per day with the current end-of-day EMC NYSE Daily VWAP, the indicative Average VWAP, and the resulting Exchange Ratio.

Important Information Regarding the Exchange Offer:

You are urged to read the Prospectus – Offer to Exchange, and any other relevant documents filed with the SEC before making a decision whether to participate in the exchange offer. None of VMware, EMC or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You are able to obtain a free copy of the Prospectus – Offer to Exchange and other related documents filed with the SEC by VMware and EMC at the SEC’s web site at www.sec.gov. You are also able to obtain a free copy of these documents by sending a request to the information and exchange agent, Mellon Investor Services, at the following addresses and telephone numbers:

By Mail:	By Hand:	By Overnight:
Mellon Investor Services Reorganization Department PO Box 3301 South Hackensack, NJ 07606	Mellon Investor Services Reorganization Department 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	Mellon Investor Services Reorganization Department 480 Washington Blvd. Mail Stop - Reorg Jersey City, NJ 07310

1-888-313-1479 (from within the U.S.)

201-680-6672 (from outside the U.S.)

Contact Information

The information and exchange agent for the Exchange Offer is:

Mellon Investor Services

Questions of requests for assistance may be directed to the information agent at the Mellon Call Center Monday through Friday between the hours of 5:00 AM to 4:00 PM PT at:

1-888-313-1479 (From within the U.S.)

201-680-6672 (From outside the U.S.)